

Mail Stop 3233

July 26, 2018

Via E-mail
John A. Taylor
President, Chief Executive Officer and Director
Granite Point Mortgage Trust Inc.
590 Madison Avenue
38th Floor
New York, NY 10022

> **Re: Granite Point Mortgage Trust Inc.**
> **Registration Statement on Form S-3**
> **Filed July 11, 2018**
> **File No. 333-226128**

Dear Mr. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your Contribution Agreement filed as Exhibit 2.1 contains a mandatory arbitration provision. Please clarify whether the mandatory arbitration provision applies to claims under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Bryan J. Pitko
Stinson Leonard Street LLP